seifert@maitland.com

02195

May 5, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Charito A. Mittelman
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Dittybase Technologies, Inc. (the “Company”)
Registration Statement on Form 20-F (the “Form”)
Filed December 20, 2004 - File No. 0-51082

We are solicitors for the Company. We are writing on behalf of the Company in response to your letter dated January 19, 2005 containing your comments on the captioned filing. We apologize for the length of time is has taken to make our responses.

We have made changes to the Form as required by your comments. Both clean and black-lined copies of the Form are included in this paper filing. The Form has been filed on EDGAR in both black-lined and clean versions, along with a copy of this letter.

Form 20-F

1.	We confirm that the Form became effective 60 days from December 20, 2004, and that the Company is now subject to the reporting requirements under the Exchange Act.

Item 1. Identity of Directors, Senior Management and Advisors

2.	Our sponsor is AEGIS Capital Corporation, of 590 Madison Avenue, New York, NY 10022 (Telephone: 212-812-2500). See page 3.

3.	The requested revisions have been made to the currency exchange rate information to March 31, 2005 . See page 4.

Item 3. Key Information

Selected Financial Data

4.
The information under “Financial Information” in the Form has been split into two tables. We have added the year 1999 to the audited year-end information, and have added comparative information for September 30, 2003 in the unaudited quarterly information. See pages 4 and 5.

Capitalization and Indebtedness

5.	Updates have been made to this disclosure to March 31, 2005. Disclosure has been added to the Form regarding the Company’s indebtedness. We have also added disclosure respecting the issuance of warrants. See comment 67. See pages 5 and 6.

Risk Factors

General

6.	A specific risk factor has been added discussing the Company’s debt obligations. See Risk (d) on page 7.

7.
A specific risk factor has been added and bolded summarizing the material tax consequences to US investors and the risks involved in the Company’s becoming a passive foreign investment company. See Risk (q) on page 10.

8.	A specific risk factor has been added to discuss the impact of possible interruptions in internet service. See Risk (f) on page 7.

The Company’s limited operating history . . .

9.	We have removed and replaced the old Risk (a) . See response to 10 below.

The Company’s business has only recently been launched . . .

10.	We have expanded the new Risk (a) and added disclosure regarding the Company’s reliance on attracting new content and content partners. See Risks (a) and (b) on page 6

Doubt about the Company’s ability to continue . . .

11.	This risk factor has been substantially expanded. See Risk (c) on page 6.

The Company success will be dependent upon its ability to adapt . . .

12.	This risk factor has been substantially expanded. See Risk (e) on page 7.

The Company has incurred net losses since inception . . .

13.	This risk factor has been expanded. See Risk (g) on page 7.

The market for Internet services is intensely competitive . . .

14.	This risk factor has been expanded. See Risk (h) on page 8.

The Company’s success will depend primarily upon the development . . .

15.	This risk factor has been removed.

To date, the Company’s electronic commerce and Internet applications . . .

16/17	This risk factor has been expanded. See Risk (i) on page 8.

The Company’s success will depend upon the continued services of its senior management . . .

18.	This risk factor has been expended to name the key personnel. See Risk (m) on page 9.

The possible issuance of additional shares . . .

19/20	This risk factor has been amended. See Risk (o) on page 9.

Conflicts of Interest

21.	We have removed this risk.

There will continue not to be a market for the Company’s common stock . . .

22.
This risk factor has been expanded. See Risk (s) on page 10. We have not added a separate risk factor to discuss the penny stock risks, but instead have added disclosure to Risk (t) which responds to your comment.

Business Overview

23-26	“Business Overview” has been greatly expanded to encompass the responses to your comments 23 to 26. See pages 11 and 12.

Three Year History

From December 2000 to December 2001

27/28

The disclosure under “From December 2000 to December 2001” has been expanded as requested to encompass the responses to your comments 27 and 28. See page 13.

All of the contracts remained in effect and were not later re-established. The specific agreements referred to in this section of the Form were not filed as the information in these document is extremely sensitive in nature and public distribution of this information may negatively impact the Company’s ability to retain partners. Contract details are sensitive and may vary from one distribution partner to another.

During the Year Ended December 2002

29.	The disclosure has been revised. See page 13.

30.	See response 32 for information regarding The Decibel Collective.

During the Year Ended December 2003

31.	The disclosure under has been revised. See page 13.

During the Nine Month Period Ended September 30, 2004

32.	The requested information has been added. See page 13. This response contains the answer to your comment 30.

There is new disclosure under this section regarding a recent development in the Company’s business. See pages 13 and 14.

Operational Overview

33/34	We have added a footnote to the disclosure to explain “publishing acquisition”. See page 14.

Industry Overview

35/36

The information under this section has been revised as requested. See page 15.

We have enclosed with this hard copy submission only the material you requested from the National Music Publishers Association from which disclosure in the Form is taken.

Operating Results of the Company

37.	All reference to the safe harbour protections under the Private Securities Litigation Reform Act have been removed.

38/39	All amendments have been made to the disclosure under each fiscal period to respond to your comments 38 and 39. See pages 20 and 22.

Liquidity and Capital Resources

Capital Requirements

40.	The disclosure has been expanded. See pages 23 and 24. 41-43 This disclosure has been expanded. See pages 23 and 24.

Tabular Disclosure of Contractual Obligations

44.	The Form now includes a table disclosing the information required. See page 26.

Research and Development

45.	This disclosure has been added. See page 24. Also see the additions and revisions to the disclosure under Mike Knutsen on page 27.

Trend Information

46.	We have added the requested disclosure. See pages 24 to 26.

Directors, Senior Management and Employees

Summary Compensation Table

47.	The information in the table has been expanded as required. See page 28.

48.
It was an oversight. Mr. Urquhart has now been included in the table, as have former officers of the Company (Mike Fischer, the former Manager of Software Development until April 2003, and Jason Stevenson, one of the original founders of the Company, and an officer until July 2002..

49.
The information in the table has been expanded in the notes under the table to include accrued but unpaid remuneration to the parties in the table. See page 29. Information regarding the related party loans and the shares acquired by insiders has also been added in this section. See page 29.

Defined Benefit or Actuarial Plan Disclosure

50.	The disclosure has been expanded. See page 30.

Major Shareholders and Related Party Transactions

51.	This requested disclosure has been added respecting specific information on the U.S. residents holding shares in the Company. See page 31. The exemption the Company relied upon was the US accredited investor exemption, based on information provided to the Company by the individual investors.

Related Party Transactions

52/53

The information in this section has been expanded to disclose the information you requested. See page 31.

Information has been added under “Financial Information – Significant Changes” and in the table under “Additional Information – Share Capital” to update this disclosure to March 31, 2005. See pages 32 to 35.

Markets

54.	This information has been added. See page 33.

Memorandum and Articles of Incorporation

55.	We have shortened the disclosure with regard to the Company’s Articles. See commencing on page 32.

56.	We have added the disclosure with regard to being a foreign private issuer. See page 40.

57.	We have added the disclosure requested regarding the filing of reports. See page 40.

Material Contracts

58.	We have added disclosure regarding the two material contracts entered into by the Company in the past two years. See page 41.

Taxation

Other Considerations

59.	This sentence has been removed.

Information Reporting and Backup Withholding

60.	We have added disclosure regarding the withholding of tax at the source. See page 45.

Interest Rate Sensitivity

61.	This disclosure has been amended. See page 46.

Financial Statements

62.	We have inserted the financial statements before the signature page as requested.

63.	Please see revised financial statements regarding separate disclosure of related party transactions on the face of the balance sheet, income statement and statement of cashflows.

Consolidated Balance Sheets

64.	Please see Note 3 of the revised financial statements regarding the description of GST receivables. This explanation has also been added to the Form. See page 5.

Note 2 – Significant Accounting Policies

65.	Please see Note 2(g) of the revised financial statements regarding the anticipated accounting policy for recognizing revenues.

Note 4 – Loans Payable

66.
Please see Note 5 of the revised financial statements regarding the additional information about loans payable. We have also added a disclosure in the Form. See Item 2B “Indebtedness” on pages 5 and 6.

Note 6 – Share Capital, Share Purchase Warrants

67.
Please see the Statement of Stockholders’ Equity in the revised financial statements regarding which stock purchase warrants were issued in connection with common stock issuances. We have also added a disclosure in the Form. See Item 2B “Indebtedness” on pages 5 and 6.

Note 7 – Related Party Transactions

68.	Please see Note 8 of the revised financial statements regarding related parties that have purchased stock of the company in private placements.

We have been advised by the Tim Daniels, the Company’s president, that the non-interest bearing loans with no repayment provisions attached, for a total of $222,444, were made to the Company by three separate friends of Mr. Daniels to assist the Company in getting its business up and running. No rights or privileges were granted to the lenders, other than the expectation by the lenders of repayment of the loans when the Company is in a position to do so.

We trust the above and the revisions made to the Form satisfactorily respond to your comments.

Yours very truly

MAITLAND & COMPANY

“Michael L. Seifert”

Michael L. Seifert

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